TEMPLETON GLOBAL INVESTMENT TRUST

300 S.E. 2nd Street
Fort Lauderdale, FL 33301-1923
Facsimile 954.527.7500
Telephone 954.847.2288

September 30, 2011

Filed Via EDGAR (CIK #0000916488)

Kieran Brown, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:       Templeton Global Investment Trust (“Registrant”)

File Nos. 033-73244 & 811-08226

Dear Mr. Brown:

On behalf of the above-referenced Registrant, following are the responses to the Staff’s comments conveyed on August 12, 2011 with regard to Post-Effective Amendment No. 37 to the Registrant’s Registration Statement on Form N-1A (the “Amendment”), filed with the U.S. Securities and Exchange Commission (“SEC”) on July 1, 2011 pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended.  Each comment is summarized below, followed by the Registrant’s response to the comment.

PROSPECTUS COMMENTS

1.   Comment:  In the “Annual Fund Operating Expenses” table, remove multiple references to footnote 1; footnote 1 should only refer to “Fee waiver and/or expense reimbursement” in the table.

Response:    Footnote 1 has been removed from all references except “Fee waiver and/or expense reimbursement.”

2.   Comment:   The Fund’s investment policy to invest at least 80% of its net assets in a diversified portfolio of equity securities, fixed and floating rate debt obligations issued by governments, government-related entities and corporate entities which are located, incorporated or have significant business activities in or are impacted by economic developments in developing or emerging market countries should be revised to state that the policy applies to 80% of the Fund’s net assets plus any borrowings.

Response:    Such disclosure has been added.

SAI COMMENTS

3.   Comment:  With respect to the Fund’s fundamental investment limitation on borrowing, we should note that 300% asset coverage is a continuing requirement.

       Response:    This is addressed in the first paragraph of the Fund’s standard borrowing disclosure – stating “The Fund is required to maintain continuous asset coverage of at least 300% with respect to such borrowings and to reduce the amount of its borrowings (within three days) to restore such coverage if it should decline to less than 300% due to market fluctuations or otherwise.”

4.   Comment:    With respect to the Fund’s fundamental investment restriction regarding senior securities, please note in the SAI that any borrowings by the Fund will be deemed a permitted senior security.

        Response:   Such disclosure has been added to the disclosure relating to borrowing.

5.  Comment:    In the section entitled “Officers and Trustees – Independent Board Members,”   the table should note in the last column that information includes directorships held during the last five years.

       Response:  Such disclosure is included in the table for each Trustee under the heading “Principal Occupation During Past 5 Years”.

6.      Comment:  In the section entitled “Management and Other Services – Templeton Asset Management Ltd. – Compensation,” the SAI discloses that: “Primary consideration is given to the historic investment performance over the 1, 3 and 5 preceding years of all accounts managed by the portfolio manager. The pre-tax performance of each fund managed is measured relative to a relevant peer group and/or applicable benchmark as appropriate.”  The disclosure should note that peer group or benchmark is the same peer group or benchmark used by the Fund for performance comparison.

Response:  While individual portfolio manager compensation considers relative performance to a peer group or benchmark, it is only one of many factors considered.  Because compensation is not pegged to the performance of a peer group or benchmark, we do not believe that the disclosure must state that the peer group or benchmark used for compensation purposes must match the peer group or benchmark used by the Fund for performance comparison.

GENERAL COMMENT

7.      Comment:  Registrant should review the Staff’s July 2010 letter regarding derivative disclosures and confirm compliance.

          Response:  We believe that the Fund was in compliance with the Staff’s July 2010 letter regarding derivative disclosures.

In connection with the Registrant’s responses to the SEC Staff’s comments on the Amendment, as requested by the Staff, the Registrant acknowledges that:  (i) the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

Please do not hesitate to contact me at the number above, if you have any questions or wish to discuss any of the responses presented above.

Sincerely yours,

/s/ROBERT C. ROSSELOT

Robert C. Rosselot

Vice President and Secretary

RCR/dmm